
a2a
energie in comune



10015160

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

SEC Mail Processing Section
FEB 01 2010
Washington, DC
110

BY COURIER

January 29, 2010

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

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a2a
energie in comune

PRESS RELEASE

2010 FINANCIAL CALENDAR

Milan, 29 January 2010 – Herewith please find the financial calendar for 2010:

- 24 March 2010: Meeting of the Management Board to approve the draft of the financial statements and of the consolidated financial statements for 2009 and the proposal of net income allocation;
- 28 April 2010: Meeting of the Supervisory Board to approve the financial statements and the consolidated financial statements for 2009;
- 12 May 2010: Meeting of the Management Board to approve the quarterly statements as at 31 March 2010;
- 28 May 2010, 11,00 a.m. (1st call) – 31 May 2010, 11,00 a.m. (2nd call): Ordinary Shareholders' Meeting for approval of the proposal of net income allocation;
- 4 August 2010: Meeting of the Management Board to approve the half-yearly report as at 30 June 2010;
- 11 November 2010: Meeting of the Management Board to approve the quarterly statements as at 30 September 2010.